UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 6-K


           REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         Commission file Number: 0-29712


                              DOREL INDUSTRIES INC.
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          1255 Greene Ave, Suite 300, Westmount, Quebec, Canada H3Z 2A4
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         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F                     Form 40-F |X|


      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes |_|                            No |X|

            DOREL
LES INDUSTRIES DOREL INDUSTRIES, INC.

                                            C O M M U N I Q U E

                              DOREL TO BUILD JUVENILE "FACTORY OF THE FUTURE"
                                                IN COLUMBUS
                        Benefits include cost savings and increased efficiencies

DOREL JUVENILE GROUP, N.A.

                           Montreal, March 9, 2003---Dorel Industries Inc. (TSX:
                           DII.A, DII.B; NASDAQ:  DIIBF) today announced it will
                           create the "Factory of the Future" to manufacture car
                           seats  on the  site of  JUVENILE  GROUP,  EUROPE  its
Cosco                      existing   800,000   square  foot  Cosco  factory  in
                           Columbus,  Indiana. The new state-of-the-art  complex
Safety 1st                 will replace the current plant as well as consolidate
                           a  distribution  center  located  some 55  kilometers
DOREL JUVENILE GROUP,      away. Other  alternatives were considered,  including
EUROPE                     out-sourcing  all  manufacturing  to China.  However,
                           after an  extensive  analysis  the Company  concluded
Maxi Cosi                  that the Columbus  option  provided the best scenario
                           for significant cost savings,  increased efficiencies
Bebe Confort               and improved response for customers.

                           The  plan  will  close  the   600,000   square   foot
HOME FURNISHINGS           Greenwood,   Indiana   distribution  center  and  add
                           approximately  300,000  square  feet to the  Columbus
 Ameriwood                 building.  The project will cost up to US$26 million.
                           Construction  will start this spring and will require
 Ridgewood                 12 to 18 months to  complete.  Cosco is a unit of the
                           Dorel Juvenile Group (DJG).
 Dorel Home  Products
                           Dorel  President and CEO, Martin  Schwartz,  said the
 Cosco                     Columbus  "Factory  of the  Future"  will result in a
                           complete reconfiguration of the plant's factory floor
 Dorel Asia                and will create numerous  benefits.  "The result will
                           be  an  expeditious   flow,  from  raw  materials  to
                           finished  product.  We will double  capacity with the
                           addition of the most modern equipment and even better
 EXCHANGES                 serve our customers with a build-to-order capability.
                           This will not only serve them even  better,  but will
                           greatly  reduce   inventory   levels.   New  supplier
 CANADA:                   arrangements   will  provide  a  consistent  flow  of
 Toronto                   materials on site. Former  warehousing space will now
 Stock Exchange:           be converted for  manufacturing  use.  Transportation
 DII.A, DII.B              savings alone between  Columbus and Greenwood will be
                           close to US$2 million annually.

 U.S.A.:                   The  plan is part of  DJG's  three  year  program  to
 NASDAQ:                   improve  profitability.  Cash  freed  from  inventory
 DIIBF                     reductions,  efficiencies and other  anticipated cost
                           savings will help  finance the project.  In addition,
                           both  Indiana   state  and  local   governments   are
 CONTACT:                  providing   substantial   incentives   and  funding,"
 Maison Brison             concluded Mr. Schwartz.
 Rick Leckner
 (514) 731-0000

 Dorel Industries Inc.
 Jeffrey Schwartz
 (514) 934-3034

PROFILE
Dorel Industries Inc. is a global manufacturer of consumer products. It specializes in two market segments: juvenile products and home furnishings. Dorel's extensive product offering includes juvenile products such as infant car seats, strollers, high chairs, toddler beds, cribs, infant health and safety aids, play-yards and juvenile accessories; home furnishings such as a wide variety of Ready-to-Assemble (RTA) furniture for home and office use as well as metal folding furniture, futons, step stools, ladders and other imported furniture items.

Dorel employs approximately 4,500 people in fourteen countries. Major North American facilities are located in Montreal, Quebec; Cornwall, Ontario; Columbus, Indiana; Wright City, Missouri; Tiffin, Ohio; Dowagiac, Michigan; and Canton, Massachusetts. The Company's major divisions in the United States include Ameriwood Industries and the Dorel Juvenile Group (DJG USA), which incorporates the Cosco and Safety 1st brand names. In Canada, Dorel operates Ridgewood Industries and Dorel Home Products. European operations are carried out through the Dorel Juvenile Group (DJG Europe) located in Holland and the Ampa Group which has major facilities in France, Italy and Portugal. Brand names marketed in Europe are Maxi-Cosi, Bebe Confort, Quinny, Safety 1st, Babideal, MonBebe and Baby Relax. Dorel's imported furniture business is carried out through Dorel Asia.

FORWARD-LOOKING STATEMENTS
Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.






                                       DOREL INDUSTRIES INC.


                                       By: /s/ Martin Schwartz
                                       -----------------------------------------
                                       Martin Schwartz
                                       Title: President, Chief Executive Officer

                                       By: /s/ Jeffrey Schwartz
                                       -----------------------------------------
                                       Jeffrey Schwartz
                                       Vice-President, Finance and Secretary




Date: March 11, 2003